

August 21, 2013

<u>Via E-mail</u>
Jie Li
Chief Financial Officer
China Automotive Systems, Inc.
No. 1 Henglong Road
Yu Qiao Development Zone, Shashi District
Jing Zhou City, Hubei Province, the People's Republic of China

> **Re:** **China Automotive Systems, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed March 27, 2013**
> **File No. 000-33123**

Dear Mr. Li:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Linda Cvrkel

      Linda Cvrkel
      Branch Chief